Exhibit 14.2

Universal Hospital Services is committed to integrity.

“We do the right thing.”

It is what makes UHS the leader in our industry.

Universal Hospital Services is committed to conducting our affairs with the highest standards of conduct and ethics. These standards are set forth below. Compliance with these standards is expected and required of all employees. By delivering superior services with integrity and ethics, all of us will be carrying on a legacy that has defined UHS for over 60 years and will ensure our position as leaders in the health care services community for the future.

INTRODUCTION

We have created this Code of Business Conduct and Ethics to help our directors, officers and employees understand what is expected of them and to help them carry out their responsibilities in an ethical manner.

This Code is not a complete guide to all of our policies or to all your responsibilities under law. It provides general guidelines to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed. If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact your manager, Human Resources or our Legal Department.

We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code and to agree to keep to these standards by signing the Compliance Certificate that appears at the end of this Code.

I. We are Honest and Ethical in our Conduct

We have built our business on quality and integrity and expect our employees to adhere to the very highest standards of honesty, ethics and fairness in our dealings with all of our business contacts. We place the highest value on the integrity of our employees and require that they exercise the highest integrity in all our dealings.

Fair Dealing

We deal honestly and fairly with our customers, suppliers, competitors and other business partners. Serving our customers effectively is our most important goal. Our customers should always be given clear and accurate information.

We do not resort to deceptive advertising to gain advantages over our competition. In the eyes of the customer, you are UHS. You should adhere to the following guidelines:

•	Do not offer bribes, kickbacks or any other form of improper payment to anyone in order to obtain a contract or some other benefit;

•	Do no accept any bribe, kickback or improper payment from anyone;

•	Do not give or accept gifts or favors of more than minimal value to or from our customers or suppliers;

•	Do not make marketing and client entertainment expenditures that are unnecessary, not job-related or inconsistent with our policies;

•	Do not submit inaccurate invoices to customers;

•	Do not make misrepresentations or other false or misleading statements about UHS’ services and products or those of any competitor;

•	Protect all confidential information our customers or suppliers provide to us;

•	Do not take unfair advantage of our customers or others.

Conflicts of Interest

A “conflict of interest” occurs when personal or private interests conflict - or even appear to interfere – with the interests of UHS. Because it impairs our ability to make objective decisions, any conflict of interest, or even the appearance of one, should always be avoided. Without the specific permission, no employee should:

•	be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:

•	markets products or services in competition with our current or potential products and services;

•	supplies products or services to UHS; or

•	purchases products or services from UHS;

•	have any financial interest, including significant stock ownership, in any company with which we do business that might create or give the appearance of a conflict of interest;

•	serve as a consultant, director, officer or employee of, or operate an outside business, if it interferes with your responsibilities to UHS. (If in doubt, consult your supervisor, manager, Human Resources or Legal Department);

•	accept stock trading privileges that are not given to the general public;

•	represent UHS in business dealings with immediate family members, including spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives; or

•	work in a direct reporting relationship with any member of their family or others with whom you have a significant relationship.

Confidentiality

Our employees are entrusted with our confidential information and with the confidential information of our suppliers, customers or other business partners. This information may include (1) business or marketing plans or projections, (2) earnings and other internal financial data, (3) personnel information, (4) customer lists and (5) other non-public information. This information is our property, or the property of our business partners and in many cases was developed at great expense. You should use confidential information only for our legitimate business purposes and not for any personal gain. Do not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends.

You have the responsibility to protect the confidentiality of any patient information or records you may learn of or have access to in the course of your employment.

Corporate Assets

We are all responsible for protecting UHS assets. Preventing theft, carelessness and wasteful use of property and equipment reduces costs and allows UHS to be more efficient. UHS property or resources should be used only for purposes which are directly related to our business, and must not be used for any personal reason without permission. UHS property includes the UHS internet, email, and voicemail services, which should be used only for business related activities, and which may be monitored by UHS at any time without notice.

Please see the UHS “Confidential Information Release” and “Computer and Internet Usage” policies to review all responsibilities in this area.

II. We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We provide full, fair, accurate, timely and understandable financial information and disclosure and keep accurate and understandable financial records and reports. All books and records must accurately and fairly reflect our transactions. No false or misleading entries will be made in our books and records for any reason. In order to maintain the integrity of our financial records, we all must:

•	comply with generally accepted accounting principles at all times;

•	properly record all transactions;

•	prohibit any undisclosed or unrecorded funds or assets;

•	present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports.

We do not communicate to the public any nonpublic information, except through our Chief Financial Officer or Chief Executive Officer.

III. We Comply With all Laws, Rules and Regulations

We will comply with all laws and governmental regulations that apply to our activities, and expect all our employees to obey the law. Specifically, we:

•	maintain a safe and healthy work environment;

•	maintain a drug-free work environment;

•	prohibit any undisclosed or unrecorded funds or assets;

•	promote a workplace that does not discriminate on race, color, religion, sex, age,

•	national origin, disability or other factors that are unrelated to the Company’s business interests;

•	disallow harassment of our employees based on race, color, religion, sex, age,

•	national origin, disability or other factors;

•	conduct our activities in full compliance with all applicable environmental laws;

•	keep political activities separate from our business. No one should, on UHS’ behalf, during work hours or on our property, solicit contributions for any political party, organization, committee or candidate. We prohibit any illegal payments, gifts, or gratuities to any government officials or political party;

•	prohibit the unauthorized use, reproduction, or distribution of anyone’s trade secrets, copyrighted information or confidential information; and

•	comply with all applicable state and federal securities laws.

Antitrust

Antitrust laws exist to preserve free trade and a competitive economy. It has always been our policy to comply fully with antitrust laws. It is against UHS policy for any employee to have discussions with anyone which might be considered anti-competitive, including discussions regarding setting prices, sharing pricing information, agreeing to allocate territories, and treating customers differently or showing favoritism. If you have any questions or concerns about actions in this area, consult with a supervisor or our general counsel.

REPORTING AND EFFECT OF VIOLATIONS

We are all expected to use good judgment and abide by this Code. Any violation may expose UHS to civil and criminal liability and harm our reputation and competitive position in the marketplace.

Reporting Violations and Questions

If you become aware of or suspect any activities which may violate the law or this Code, report it to your supervisor, manager, or to Human Resources. Additionally you may contact the CEO, Senior Vice President, Human Resources and Development or the Legal Department with any questions or concerns you may have about this Code. The address and telephone number of these individuals are listed in the attachment to this Code. Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously. If you feel uncomfortable reporting suspected violations to these individuals, you may report matters anonymously to the UHS Hotline, #952-893-3311.

We will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any violation. Anyone who retaliates against one of our employees for reporting actual or suspected violations of law or this Code will be disciplined.

We will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures, when required. All reports will be treated confidentially to every extent possible.

Consequences of a Violation

Anyone who violates any laws, governmental regulations or this Code will receive appropriate disciplinary action, which may include demotion or termination.

Important Names and Addresses

Gary Blackford, UHS CEO and President

Address: UHS Corporate Office

7700 France Ave. South

Suite 275

Edina, MN 55435-5228

Phone: 952.893.3261

Walter Chesley, Senior Vice President, Human Resources and Development

Address: UHS Corporate Office

7700 France Ave. South

Suite 275

Edina, MN 55435-5228

Phone: 952.893.3263

UHS Legal Department

Address: UHS Corporate Office

7700 France Ave. South

Suite 275

Edina, MN 55435-5228

Phone: 952.893.3200